Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

Important Message for Dow Stockholders
Insert 425 Legend
Dear Valued Stockholder,
On December 11, 2015, The Dow Chemical Company (NYSE: DOW) announced a definitive agreement with DuPont (NYSE: DD) to combine through a merger of equals transaction with the intent to subsequently separate and create three leading, independent, science-based companies. For the transaction to move forward, stockholders of both companies must vote to adopt the merger agreement.
IT Is IMPorTaNT THaT YoU VoTE
The Dow board of directors unanimously recommends Dow stockholders vote FOR each of the proposals at the Dow special meeting. Failure to vote will have the same effect as a vote AGAINST the merger agreement proposal. It is important that each Dow stockholder places his or her vote. To ensure your vote gets counted, we encourage you to submit your vote as soon as possible, upon reviewing the enclosed proxy statement.
ProPosal 1: Adoption of the merger agreement.
ProPosal 2: Adjournment of the Dow special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal.
ProPosal 3: A non-binding, advisory proposal to approve the compensation that may be paid or become payable to named executive officers of Dow in connection with the transaction.
Three easy ways to vote:
Please call the toll-free number listed on your proxy card (1-800-690-6903) or voting instructions form and follow the instructions provided.
Visit www.proxyvote.com for online voting instructions.
Sign, date, mark and return the enclosed proxy card or voting instruction form in the postage-paid envelope provided.
For additional information, frequently asked questions and other details on the transaction, visit our proxy resource center:
www.dow.com/investors.
Sincerely,
Andrew N. Liveris
Chief Executive Officer and Chairman of the Board
The Dow Chemical Company
If you need additional assistance, please contact
Dow’s proxy solicitor, D.F. King & Co. Inc.
Toll-Free: 1-877-361-7966 / DOW@dfking.com
You can also contact Dow Investor Relations. Toll-Free: 1-800-422-8193 / IR@dow.com

The Power of 3: Growth Accelerated
Dow and DuPont, two industry leaders, are coming together. The combined company, to be named DowDuPont, intends to subsequently separate into three independent, publicly traded companies that will help redefine their respective industries. The transaction is expected to capture ~$3 billion in cost synergies with the potential for $1 billion in growth synergies.
DowDuPont Holding Company
Material
Science Company
Agriculture
Company
Specialty Products
Company
3 Intended Independent, World-Leading Companies1
M A T E R I A L S C I E N C E
A G R I C U L T U R E
S P E C I A L T Y P R O D U C T S
~$46B
Performance Plastics
Performance Materials
& Chemicals
Infrastructure Solutions
Consumer Solutions
• Consumer Care
• Dow Automotive
Systems
Dow Corning Silicones
~$5B Performance Materials
~$6B Agricultural Sciences
~$10B
Agriculture
~$2B Consumer Solutions
• Dow Electronic
Materials
~$10B Electronics & Communications
Nutrition & Health
Industrial
Biosciences
Protection
Solutions
3 Drivers of Success
Exceptional value
Transaction projected to unlock
~$30B2 in stockholder value
Superior
Greater focus
3 intended pure-play spins to benefit from enhanced scale, focused growth strategies, differentiated technologies and improved customer solutions opportunity
for growth
Combined portfolios to have complementary offerings, expanded choices
3 Important
Milestones
2H 2016
Stockholder vote
Prepare for close
2017-18
Stand-up3 and complete the three intended spins4
1 Based on Dow’s and DuPont’s Net Sales as reported in each company’s 2015 Form 10-K filing, plus revenue attributable to Dow Corning Silicones in 2015.
2Projected ~$30B in stockholder value based on assumption of an EV/EBITDA multiple of 10x on the $3B in synergies.
3“Stand up” is the process of creating a standalone legal entity structure for the businesses that are intended to be carved out for the spins.
4The intended spins are expected to be completed as soon as practicable following the transaction close, not expected to exceed 18-24 months following close, subject to regulatory and board approval.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often containwords such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.